Larry A. Cerutti Direct Dial: (714) 641-3450 E-mail: lcerutti@rutan.com
December 13, 2011

VIA FEDEX AND
EDGAR CORRESPONDENCE

Terence O’Brien Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission Mail Stop 3628 100 F Street, NE Washington, D.C. 20549-3628

Re:	Pacific Ethanol, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011 File No. 000-21467

Dear Mr. O’Brien:

This letter responds to the comments of your letter dated November 10, 2011 relating to Pacific Ethanol, Inc. (the “Company”), a copy of which letter is enclosed for your convenience.

We have reproduced below in bold font each of your comments set forth in your letter of November 10, 2011, together with the Company’s responses in regular font immediately following each reproduced comment.  The Company’s responses in this letter correspond to the numbers you placed adjacent to the comments in your letter of November 10, 2011.

Also enclosed with this letter is a letter from the Company containing its “Tandy” representations.

Form 10-K for the Fiscal Year Ended December 31, 2010

Kinergy Operating Line of Credit, page 45

1.
You disclose on page 45 that Kinergy, your subsidiary, is required to meet specified EBITDA and fixed coverage ratio financial covenants. To the extent that future noncompliance of any debt covenant is reasonably likely, please revise future filings to disclose and discuss the specific terms of any such covenants, as well as the terms of your most significant and restrictive covenants in MD&A. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts.  This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.  Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Terence O’Brien
December 13, 2011

The Company will, to the extent that future noncompliance of any debt covenants is reasonably likely, include in future filings details concerning the specific terms of any such covenants, as well as the terms of the Company’s most significant and restrictive covenants in its Management’s Discussion and Analysis of Financial Condition and Results of Operations.  If applicable, the Company’s disclosure will also address the risks and potential consequences of not complying with its debt covenants.

2.	Please revise future filings to disclose amounts borrowed and that are available to you to be drawn down under $20.0 million line of credit that Kinergy maintains.

The Company will include in future filings the amounts borrowed and that are available to the Company to be drawn down under the $20.0 million line of credit that Kinergy maintains.

Consolidation of Variable Interest Entities, page 46

3.
Please explain specifically how New PE Holdco meets the definition of a variable interest entity under the criteria in paragraph 05-8 of ASC 810-10-05 and paragraph 15-14 of ASC 810-10-15. Provide supporting details as necessary to explain how the legal entity meets the relevant criteria.

Pursuant to the guidance in paragraph 05-08 of ASC 810-10-05 and Section b.1 of paragraph 15-14 of ASC 810-10-15, a legal entity meets the definition of a variable interest entity (“VIE”) if the holders of the equity investment at risk lack the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance.

Background

The Company constructed and operated four wholly-owned ethanol production facilities (the “Plants”) through a subsidiary holding company (“PE Holdco”) and four other indirect subsidiaries (together with PE Holdco, the “Plant Owners”). In late 2008 and early 2009, the Company idled production at three of the Plants due to adverse market conditions and lack of adequate working capital. These adverse market conditions and financial constraints continued, resulting in an inability to meet debt service requirements.  As a result, on May 17, 2009, each of the Plant Owners filed voluntary petitions for relief under chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware in an effort to restructure their indebtedness. The Plant Owners continued to operate their businesses and manage their properties as debtors and debtors-in-possession during the pendency of the bankruptcy proceedings.

Terence O’Brien
December 13, 2011

On June 29, 2010 (the “Effective Date”), the Plant Owners emerged from bankruptcy under the terms of a Plan of Reorganization (the “Plan”) structured by PE Holdco and the Company in cooperation with a number of the Plant Owners’ lenders. Pursuant to the Plan, all of the ownership interests in the Plant Owners were transferred to a newly-formed limited liability company, New PE Holdco, LLC (“New PE Holdco”), wholly-owned by the prepetition lenders of the Plant Owners. The Plan was intended to accomplish the following objectives: (i) restructure the Plant Owners’ debt, (ii) provide funds for ongoing operations of New PE Holdco, (iii) preserve assets of New PE Holdco, (iv) limit the loss of collateral of the prepetition lenders, and (v) provide the Company with the ability to reacquire an indirect ownership interest in the Plants through a direct ownership interest in New PE Holdco. On the Effective Date, New PE Holdco also entered into the following agreements with the Company and/or certain of the Company’s wholly-owned subsidiaries: (a) Asset Management Agreement (the “AMA”), (b) Ethanol Marketing Agreements, (c) Wet Distillers Grain Marketing Agreements and (d) Corn Procurement and Handling Agreements (collectively, the “AMA and Marketing Agreements”).  In addition, certain of the initial equity investors, with the authorization of New PE Holdco, granted the Company a call option (the “Call Option”) to purchase up to a 25% ownership interest in New PE Holdco for a purchase price equal to $120,000 per unit or up to $35,000,000 pursuant to the terms of a Call Option Agreement among New PE Holdco, the Company and the equity investors (the “Call Option Agreement”).

Under the terms of the Limited Liability Company Agreement of New PE Holdco (the “Operating Agreement”), the business, properties and affairs of New PE Holdco are managed by a committee of managers (the “Board”) consisting of up to five members.  Initially, the Board was comprised of four members consisting of representatives of a number of New PE Holdco’s equity investors.

Given that the initial equity investors and initial members of the Board of New PE Holdco do not have any experience in operating an ethanol manufacturing and marketing business, the Operating Agreement was designed to require the Board to appoint a management company to manage the day-to-day activities of New PE Holdco. In that regard, the Operating Agreement specifically provides that the Company shall be the initial management company.  In addition to appointing a management company, the Operating Agreement also provides that the Board must hire a Chief Operating Officer to administer New PE Holdco, including acting as the primary liaison between New PE Holdco and the Company.

Terence O’Brien
December 13, 2011

Activities Performed by the Company

Under the terms of the AMA, the Company is in complete charge of, and has care and custody over, each Plant that is not operational (i.e., idled), including the recommendation as to when a Plant should become operational.  In that regard, the Company performs all activities necessary to support a cost effective return of each Plant to operational status once the equity investors approve the Company’s recommendation to re-start an idled Plant. In addition, the Company operates and maintains each Plant that is operational, including supplying all goods and materials necessary to operate and maintain each Plant.  In operating the Plants, the Company directs the production process to obtain optimal production yields, lowers costs by leveraging the Company’s infrastructure, enters into risk management agreements (e.g., insurance policies) and manages commodity risk practices. These activities, along with others as more fully described in the AMA, are performed by personnel provided and managed by the Company. The initial term of the AMA was six-months with certain renewal options. Either party may terminate the AMA upon failure to make payments, failure to perform material obligations under the AMA, or in the event of the insolvency of a party. The AMA has continuously been in effect since the Effective Date and has recently been extended through June 30, 2012.

The Company, through its wholly-owned subsidiaries also markets and sells ethanol and co-products manufactured by the Plants under the terms of separate marketing agreements with each Plant. The marketing agreements provide the Company with the absolute discretion to solicit, negotiate, administer (including payment collection), enforce and execute ethanol and co-product sales agreements with any third party. Although any sale of ethanol or its co-products by New PE Holdco directly to the Company (i.e., in situations where there are no third-party customer designated) requires the consent of the Board of New PE Holdco, these types of sales rarely occur. The marketing agreements are effective for a twelve-month period and may be renewed for an additional twelve-month period. Either party to an agreement may terminate the agreement upon failure to make payments, failure to perform material obligations under the agreement, or in the event of the insolvency of a party. To date, these marketing agreements have continuously been in effect since the Effective Date and have recently been extended through June 30, 2012.

The Company, through its wholly-owned subsidiary, acts as agent for the Plants with the authority to take actions and execute documents in the name of the Plants under the terms of the Corn Procurement and Handling Agreements. Under these agreements, the Company, solicits, negotiates and administers the purchase of corn. Each of these agreements is effective for a twelve-month period and may be renewed for an additional twelve-month period. Either party to an agreement may terminate the agreement upon failure to make payments, failure to perform material obligations under the agreement, or in the event of the insolvency of a party. To date, these agreements have continuously been in place since the Effective Date and have recently been extended through June 30, 2012.

Terence O’Brien
December 13, 2011

Capital and annual operating budgets are prepared by the Company in its capacity as the management company and are approved by the Board as more fully discussed below.

Activities Performed by the Board and Equity Investors

Pursuant to the terms of the Operating Agreement, the majority of the actions requiring approval of the Board and/or the equity investors, are primarily strategic and ministerial in nature, including approving loans, making changes to the form of management, issuance, purchase or redemption of membership units, request for additional capital contributions, approving the sale of assets of the Company, acting in connection with legal matters, approval of capital and operating budgets and expenditures, commencement of operations of any Plant that is idled, and substantially ceasing operations of any Plant for any reason.

Discussion and Analysis

The Company believes the activities of New PE Holdco that most significantly impact New PE Holdco’s economic performance are as follows:

•	operations and maintenance – performed by the Company;
•	production process – performed by the Company;
•	administering risk management strategies– performed by the Company;
•	sale of ethanol and its co-products – performed by the Company;
•	purchase of raw materials – performed by the Company;
•	asset preservation – performed by the Company;
•	creation of capital and operating budgets – performed by the Company;
•	approval of capital and operating budgets – performed by the Board;
•	recommendation of a change in a Plant’s operational status – performed by the Company; and
•	approval of a change in a Plant’s operational status – performed by the Board.

The Operating Agreement provides that the equity investors share in the income and losses based on their percentage ownership interests in New PE Holdco. In addition, the equity investors are responsible for the approval of a number of activities that are primarily strategic and ministerial in nature. The Operating Agreement provides that these activities must be approved by a majority of the Board and/or equity investors and, as a result, there is not one entity that has unilateral decision making rights over these items. Additionally, although these activities are important, the Company believes that the majority of these activities do not impact the economic performance of New PE Holdco in any significant manner. As described above, the equity investors are responsible for the approval of capital and operating budgets and a change in a Plant’s operational status. However, these approval rights are not considered substantive as the Board does not initiate these activities.

Terence O’Brien
December 13, 2011

The initial equity investors are comprised of financial institutions and hedge funds with no experience in operating an ethanol manufacturing and marketing business.  It is for this reason that the Operating Agreement mandates that a management company be appointed to manage the business of New PE Holdco.  In that regard, New PE Holdco and the Company entered into the AMA and Marketing Agreements which, on a collective basis, vests with the Company the power to direct substantially all of the activities of New PE Holdco that most significantly impact New PE Holdco’s economic performance. However, the AMA and Marketing Agreements also provide New PE Holdco certain kick-out and participating rights.  Pursuant to Section b.1 of paragraph 15-14 of ASC 810-10-15, kick-out rights or participating rights held by the holders of an equity investment at risk shall not prevent interests other than the equity investment from having the power to direct activities significant to the entity unless a single equity holder (including its related parties and de facto agents) has the unilateral ability to exercise such rights.  The Operating Agreement provides that a change in the form of management of the Plant Owners requires the approval of a majority of the Board and all of the equity investors. Given that (i) the Operating Agreement designates the Company as the management company for New PE Holdco and (ii) the equity investors and members of the Board do not have experience in operating an ethanol manufacturing and marketing business, any restriction or revocation of the authority granted to the Company would be tantamount to a change in the form of management thereby necessitating the approval of a majority of the Board and all equity investors (i.e., a single equity investor does not have the unilateral ability to exercise the kick-out or participating rights contained in the AMA and Marketing Agreements).

Pursuant to the guidance in paragraphs 55-5 to 55-7 of ASC 810-10-55, in situations where both the equity group and the parties outside the equity group  hold voting rights or similar rights such that each has the ability to make or participate in decisions about a legal entity’s activities, emphasis should be placed on the ability of the equity group to make decisions that have a significant impact on the success of the legal entity as well as the extent to which the equity group absorbs expected losses and receives expected residual returns of the legal entity. Judgment often will be necessary in evaluating whether the equity group can make decisions that have a significant impact on the success of the legal entity.  With respect to New PE Holdco, although the equity investors absorb losses and receive residual returns based on their ownership interest in New PE Holdco, other than the Company, the equity investors do not have the knowledge or experience to make decisions that have a significant impact on the success of New PE Holdco. As a result, under the terms of the Operating Agreement, the equity investors have vested the Company with the power to direct these activities.

Additionally, the guidance for Section b.1 of paragraph 15-14 of ASC 810-10-15 states that a decision maker shall not prevent the equity holders from having the power to direct activities significant to the entity unless the fees paid to the decision maker represent a variable interest based on paragraphs 810-10-55-37 through 55-38.

On the Effective Date, under the AMA and Marketing Agreements, the Company’s fees structure was as follows:

Terence O’Brien
December 13, 2011

•	ethanol marketing fees of approximately 1% of the net sales price;
•	co-product marketing fees of approximately the greater of 5% of the third-party purchase price or $2.00 per ton;
•	corn procurement and handling fees of approximately $2.00 per ton;
•	asset management fees of $75,000 per month for each operating facility and $40,000 per month for each idled facility.
•
performance bonus equal to 3% of the increment by which EBITDA per gallon of operating capacity is equal to $0.20 or more for any six-month period. The aggregate performance bonus for all plants is capped at $2.2 million for each six-month period. The performance bonus is to be reduced by 25% if all production facilities then operating do not operate at a minimum average yield of 2.70 gallons of denatured ethanol per bushel of corn.

•	sales incentive fee upon any sale of a production facility to the extent the sales price is above $0.60 per gallon of annual capacity.

The AMA includes both a performance bonus and a sales incentive bonus. The performance bonus is calculated as 3% of a Plant’s EBITDA per gallon to the extent it exceeds $0.20 per gallon, with certain limitations.  The sales incentive bonus is calculated as a percentage (up to 1.5%) of the sales price above predetermined levels. These types of incentives allow the Company to receive a portion of New PE Holdco’s residual returns, which are not customarily present in arrangements entered into for similar services with third parties as such profits are generally not shared. These terms do not meet the criteria in ASC 810-10-55-37(d) thus indicating that the Company is functioning in a manner that is inconsistent with the behavior of a provider of customary fiduciary-type services. Consequently, the AMA is considered to be a variable interest.

Based upon the above analysis, the Company believes that New PE Holdco meets the definition of a VIE given the fact that the holders of the equity investment at risk lack the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance.

4.
Please explain how you have met both of the criteria in paragraph 25-38A of ASC 810-10-25. Explain how the extension terms and termination rights of the AMA and other agreements impact your assessment. Discuss the powers of the board of directors of New PE Holdco and any other parties who make business decisions and direct activities impacting New PE Holdco’s economic performance. Clarify who drafts and approves the budget for costs and expenses associated with services to be performed by you under the agreements.

Paragraph 25-38A of ASC 810-10-25 states that a reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

Terence O’Brien
December 13, 2011

(a)	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

(b)	The obligation to absorb losses of the VIE that could potentially be significant tothe VIE or the right to receive benefits from the VIE that could potentially besignificant to the VIE.

In October 2010, the Company acquired a 20% ownership interest in New PE Holdco. This ownership interest was obtained as follows: a 12% ownership interest was obtained through the exercise of a portion of the Call Option discussed in our responses to Comment 3 and Comment 5 and an 8% ownership interest was obtained through separate negotiations with certain existing equity holders not party to the Call Option.  The Company does not believe that the acquisition of the 20% ownership interest would cause the Company to reconsider the status of New PE Holdco as a VIE under ASC 810-10-35-4 as the power and the control to direct the activities of New PE Holdco are conveyed through a non-equity contract (i.e., the AMA), as discussed above, and the Company’s acquisition of an ownership interest in New PE Holdco does not change this. Consequently, New PE Holdco continues to be a VIE subsequent to the acquisition of the Company’s ownership interest in New PE Holdco. However, with the acquisition of its ownership interest, the Company must analyze if such acquisition results in the Company having a controlling financial interest in New PE Holdco.

As discussed in our response to Comment 3, the Company, through the AMA and Marketing Agreements, has the power to direct the activities of New PE Holdco that most significantly impact its economic performance, thereby meeting the criteria in (a) above.

Given that profits and losses of New PE Holdco are generally allocated to the equity investors pro rata based on such ownership interest, upon the acquisition of the 20% ownership interest in New PE Holdco, the Company now has the obligation to absorb any losses of New PE Holdco and the right to receive benefits from New PE Holdco that could potentially be significant along with the other equity investors.  In addition, at the time the Company acquired the 20% ownership interest, there were discussions regarding the extension of the AMA agreement for another six months with the intention of extending all the agreements for another year thereafter. In light of the fact that the Company’s 20% ownership interest is the largest single ownership interest in New PE Holdco and the Company is in the position to absorb more losses and receive more benefits from New PE Holdco, through its ownership interest, than any other single equity investor, thereby meeting the criteria in (b) above.

The Company believes that subsequent amendments or terminations of these agreements would cause it to re-evaluate whether it would continue to meet the criteria in (a) and (b) above.

5.
Clarify specifically why you did not meet the criteria on the Effective Date, when the Asset Management Agreement and other key agreements were entered into, before the purchase of the 20% ownership interest.

Terence O’Brien
December 13, 2011

Paragraph 25-38A of ASC 810-10-25 states that a reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

(a)	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

(b)	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

As discussed in our response to Comment 3, the Company, through the AMA and Marketing Agreements, has the power to direct the activities of New PE Holdco that most significantly impact its economic performance, and thus meets the criteria in (a) above. However, in order for the Company to be deemed to have a controlling financial interest in New PE Holdco, the Company must also have either (x) the obligation to absorb losses of New PE Holdco that could potentially be significant to New PE Holdco or (y) the right to receive benefits from New PE Holdco that could potentially be significant to New PE Holdco. Because the Company did not have an equity investment in New PE Holdco at the Effective Date, this requirement would have to be obtained through the AMA or one of the other key agreements.

As set forth in our response to Comment 3, the Company has determined that the AMA is a variable interest. However, the fees from the AMA are not expected to absorb a significant amount of the variability associated with the New PE Holdco’s anticipated economic performance. Based on past performance, reaching the performance thresholds that would trigger payment of such bonuses is unlikely, and to date has not occurred. However, if such threshold was met, the Company believes that the resultant bonus payments would be insignificant to the overall economic performance of New PE Holdco. For example, if collectively, the four Plant Owners were to earn $25.5 million in EBITDA for a six month period, the Company would potentially earn $165,000 in incentive fees. Consequently, the AMA by itself would not meet the criteria in (b) above and the other key agreements would need to be analyzed.

At the Effective Date, the Company, New PE Holdco and certain of the initial equity investors in New PE Holdco entered into the Call Option Agreement granting the Company the right to acquire up to 25% of the ownership interests in New PE Holdco from certain of the equity investors for a purchase price equal to $120,000 per unit (i.e., up to $35,000,000 in the aggregate) for a period of three months after the Effective Date. New PE Holdco is a party to the Call Option Agreement merely to provide its authorization for a change in the composition of the equity investors as required by the terms of the Operating Agreement (i.e., the substance of the actual transaction is between the Company and certain equity investors of New PE Holdco).  Because (i) the Company had a desire to obtain an equity interest in New PE Holdco yet at the Effective Date did not have the funds to acquire an equity interest, and (ii) a change in the composition of equity investors requires the approval of the Board and a majority of the equity investors (i.e., a cumbersome and time-consuming process given the nature of the relationship among the various equity investors), the parties specifically designed the Call Option Agreement to function as an effective “pre-approval” by the Board and the equity investors in a potential change in the composition of New PE Holdco’s equity investors.  The exercise price of the Call Option was set at fair value and the term of the Call Option was intentionally short to prevent any party from benefitting from any change in value over the life of the Call Option.  In conclusion, although the purchase price is fixed, the short term nature of the option eliminates variability from the change in the fair value of New PE Holdco.  Consequently, the Call Option was not considered to be a variable interest.  However, we note that even if the Call Option were considered to be a variable interest due to the fixed exercise price feature of the Call Option Agreement, any variability the Company would have to absorb would be insignificant given the short term nature of the Call Option even when analyzed with other variable interests and therefore would not have an impact on the conclusions reached in the Company’s analysis described above.

Terence O’Brien
December 13, 2011

The terms and conditions, including the fees, of the marketing and corn procurement agreements are consistent with terms and conditions contained in agreements the Company has entered into with other third parties and are not designed to absorb variability of New PE Holdco. New PE Holdco’s economic performance is driven by the cost of ethanol compared to the cost of corn. The Company believes that the fees obtained from these marketing agreements are insignificant to New PE Holdco’s overall economic performance. Consequently, by themselves these agreements are not variable interests.

Since the AMA is the only variable interest, and it absorbs only an insignificant amount of the variability of New PE Holdco, the AMA does not cause the Marketing Agreements to become variable interests. Additionally, the Company believes that the total anticipated fees from the AMA and Marketing Agreements is insignificant relative to the anticipated economic performance of New PE Holdco. Consequently, the Company does not have the obligation to absorb more than an insignificant amount of New PE Holdco’s expected losses  or receive more than an insignificant amount of New PE Holdco’s expected residual returns.

At the Effective Date, although the Company had the power to direct the activities of New PE Holdco that most significantly impact its economic performance, the Company did not have either (i) the obligation to absorb losses of the entity or (ii) the right to receive benefits from the entity that, in either case, could be significant. Consequently, on the Effective Date, the Company did not have a controlling financial interest in New PE Holdco.

6.	Please tell us and clarify in future filings the consideration you delivered in exchange for the call option for 25% of the membership interests.

The Company did not provide any direct consideration for the Call Option.  In connection with finalizing the Plan, the Company released certain claims it had against the bankrupt estate and the bankrupt estate released certain claims it had against the Company.  As discussed in our response to Comment 3, in negotiating the terms of the Plan, the prepetition lenders and the Company collectively agreed to the terms of the AMA and Marketing Agreements and the Call Option Agreement.  Put simply, there was no separate legal consideration relating to the Call Option Agreement.

Terence O’Brien
December 13, 2011

We will clarify the above, as appropriate, in future filings.

Contingencies, page F-40

7.
In future filings please disclose an estimate of the possible loss or range of loss in excess of accrual, or a statement that such an estimate cannot be made. Refer to ASC 450-20- 50, paragraphs 3-5 for guidance.

The Company will include in future filings an estimate of the possible loss or range of loss in excess of accrual, or a statement that such an estimate cannot be made.

We trust that the foregoing is responsive to your comments in your letter of comments dated November 10, 2011.  If you have any questions, please call me at (714) 641-3450 or my partner John Bradley, Esq. at (714) 662-4659.

Sincerely yours,

RUTAN & TUCKER, LLP

/s/ Larry A. Cerutti
Larry A. Cerutti

Enclosures
cc:          Tracey McCoy
Neil M. Koehler
Bryon T. McGregor
Christopher W. Wright, Esq.
John T. Bradley, Esq.

PACIFIC ETHANOL, INC.
400 Capitol Mall, Suite 2060
Sacramento, California 95814

December 13, 2011

VIA FEDEX AND
EDGAR CORRESPONDENCE

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Pacific Ethanol, Inc.

Ladies and Gentlemen:

Reference is hereby made to your letter dated November 10, 2011 relating to Pacific Ethanol, Inc. (the “Company”). The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

PACIFIC ETHANOL, INC.

By: /s/ NEIL M. KOEHLER
Neil M. Koehler, Chief Executive Officer